Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars, except per share amounts)

MEDICURE INC.

Three and six months ended June 30, 2019

(unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and six months ended June 30, 2019.

Condensed Consolidated Interim Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents		$45,705	$24,139
Short-term investments		-	47,747
Accounts receivable	4	10,982	10,765
Inventories	5	4,911	4,239
Prepaid expenses		3,373	2,697
Total current assets		64,971	89,587
Non-current assets:
Property and equipment	3, 6 & 9	908	316
Intangible assets	7 & 9	8,117	1,705
Holdback receivable	8	11,425	11,909
Investment in Sensible Medical	9	6,099	-
Other assets		-	117
Deferred tax assets		122	127
Total non-current assets		26,671	14,174
Total assets		$91,642	$103,761
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	7 & 13(b)	$11,831	$14,377
Current income taxes payable		397	1,058
Current portion of lease obligation	3	292	-
Current portion of royalty obligation	10	1,263	1,496
Total current liabilities		13,783	16,931
Non-current liabilities
Royalty obligation	10	1,725	2,035
Lease obligation	3	233	-
Other long-term liabilities	8	1,152	1,201
Total non-current liabilities		3,110	3,236
Total liabilities		16,893	20,167
Equity:
Share capital	11(b)	117,897	122,887
Warrants	11(d)	1,949	1,949
Contributed surplus		7,783	7,628
Accumulated other comprehensive income		(464)	1,268
Deficit		(52,416)	(50,138)
Total Equity		74,749	83,594
Total liabilities and equity		$91,642	$103,761
Commitments and contingencies	12(a) & 12(d)
Subsequent events	11(b) & 11(c)

See accompanying notes to the condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive (Loss) Income

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018

Revenue, net		$6,301	$7,801	$11,181	$13,865
Cost of goods sold	5 & 7	1,353	1,202	2,391	1,991
Gross profit		4,948	6,599	8,790	11,874

Expenses
Selling		3,319	3,899	7,447	6,896
General and administrative		769	1,148	1,704	2,082
Research and development		1,181	1,071	2,102	1,980
		5,269	6,118	11,253	10,958
(Loss) income before the undernoted		(321)	481	(2,463)	916

Other income:
Revaluation of holdback receivable		-	84	-	167
		-	84	-	167

Finance costs (income):
Finance (income) expense, net	10	(182)	(94)	(372)	(18)
Foreign exchange loss (gain), net		813	(1,022)	1,694	(2,035)
		631	(1,116)	1,322	(2,053)
Net (loss) income before income taxes		$(952)	$1,681	$(3,785)	$3,136
Income tax (recovery) expense
Current		5	65	(72)	143
Deferred		-	21	-	39
		5	86	(72)	182
Net (loss) income		$(957)	$1,595	$(3,713)	$2,954
Other comprehensive (loss) income:
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries		(654)	928	(1,488)	2,083

Item that will not be reclassified to profit or loss:
Revaluation of investment in Sensible Medical at FVOCI	9	(361)	-	(244)	-
Other comprehensive (loss) income, net of tax		(1,015)	928	(1,732)	2,083
Comprehensive (loss) income		$(1,972)	$2,523	$(5,445)	$5,037

(Loss) earnings per share
Basic	11(e)	$(0.06)	$0.10	$(0.24)	$0.19
Diluted	11(e)	$(0.06)	$0.09	$(0.24)	$0.17

See accompanying notes to the condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, December 31, 2017		$125,734	$1,949	$6,897	$673	$(54,544)	$80,709
Net income for the six months ended June 30, 2018		-	-	-	-	2,954	2,954
Other comprehensive income for the six months ended June 30, 2018		-	-	-	2,083	-	2,083

Transactions with owners, recorded directly in equity
Buy-back of common shares	8(c)	(1,718)				145	(1,573)
Share-based compensation	11(c)	-	-	675	-	-	675
Stock options exercised	11(c)	459	-	(202)	-	-	257
Total transactions with owners		(1,259)	-	473	-	145	(641)
Balance, June 30, 2018		$124,475	$1,949	$7,370	$2,756	$(51,445)	$85,105

	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, December 31, 2018		$122,887	$1,949	$7,628	$1,268	$(50,138)	$83,594
Net loss for the six months ended June 30, 2019		-	-	-	-	(3,713)	(3,713)
Other comprehensive loss for the six months ended June 30, 2019		-	-	-	(1,732)	-	(1,732)

Transactions with owners, recorded directly in equity
Buy-back of common shares	11(b)	(5,027)	-	-	-	1,435	(3,592)
Share-based compensation	11(c)	-	-	172	-	-	172
Stock options exercised	11(c)	37		(17)			20
Total transactions with owners		(4,990)	-	155	-	1,435	(3,400)
Balance, June 30, 2019		$117,897	$1,949	$7,783	$(464)	$(52,416)	$74,749

See accompanying notes to the condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

For the six months ended June 30	Note	2019	2018
Cash (used in) provided by:
Operating activities:
Net (loss) income for the period		$(3,713)	$2,954
Adjustments for:
Current income tax (recovery) expense		(72)	143
Deferred income tax expense		-	39
Revaluation of holdback receivable		-	(167)
Amortization of property and equipment	6	251	48
Amortization of intangible assets	7	426	65
Share-based compensation	11(c)	172	675
Finance (income) expense, net		(372)	(18)
Unrealized foreign exchange loss (gain)		947	(404)
Change in the following:
Accounts receivable		(1,059)	(6,297)
Inventories		(672)	(2)
Prepaid expenses		(676)	(2,117)
Accounts payable and accrued liabilities		(2,434)	4,821
Interest received, net		1,413	472
Income taxes paid		(507)	(2,041)
Royalties paid	10	(840)	(713)
Cash flows used in operating activities		(7,136)	(2,542)
Investing activities:
Investment in Sensible Medical	9	(6,337)	-
Proceeds from Apicore Sale Transaction		-	65,234
Redemptions (purchases) of short-term investments		47,747	(49,894)
Acquisition of property and equipment	6	(169)	(116)
Acquisition of intangible assets	7 & 9	(7,038)	-
Cash flows from investing activities		34,203	15,224
Financing activities:
Repurchase of common shares under normal course issuer bid	11(b)	(3,592)	(1,451)
Exercise of stock options	11(c)	20	256
Cash flows used in financing activities		(3,572)	(1,195)
Foreign exchange (loss) gain on cash held in foreign currency		(1,929)	520
Increase in cash and cash equivalents		21,566	12,007
Cash and cash equivalents, beginning of period		24,139	5,260
Cash and cash equivalents, end of period		$45,705	$17,267

See accompanying notes to the condensed consolidated interim financial statements.

5

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

On December 14, 2017, the Company acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium), in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM was made available in retail pharmacies throughout the United States.

On January 28, 2019, the Company become the exclusive marketing partner for the ReDS™ point of care system (“ReDS”) in the United States. ReDS is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure.

The Company’s ongoing research and development activities include the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company is actively seeking to acquire or license additional cardiovascular products.

2.	Basis of preparation of financial statements

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 8, 2019.

(b)	Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value.

•	Financial instruments at fair value through other comprehensive income (“FVOCI”) are measured at fair value.

6

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

2.	Basis of preparation of financial statements (continued)

(c)	Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand dollar except where indicated otherwise. The Company has rounded comparative figures, which were previously presented as rounded to the nearest dollar, to the nearest thousand dollar to conform to current period presentation. Additionally, certain of the comparative figures have been reclassified to conform with the current year presentation.

(d)	Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2018:

•	Note 3(c)(i): The valuation of the holdback receivable

•	Note 3(c)(ii): The valuation of the royalty obligation

•	Note 3(e): The provisions for returns, chargebacks, rebates and discounts

•	Note 3(k): The measurement of intangible assets

•	Note 3(q): The measurement of the amount and assessment of the recoverability of income tax assets

Information about key assumptions and estimation uncertainties relating to the valuation of the investment in Sensible Medical is included in note 9 of these condensed consolidated interim financial statements.

7

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

3.	New standards and interpretations

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Set out below is the impact of the mandatory adoption of new standards:

IFRS 16, Leases ("IFRS 16")

Effective January 1, 2019, the Company has adopted IFRS 16 using the modified retrospective approach, requiring the cumulative effect of initial application to be recognized as an adjustment to the opening balance of retained deficit, and prior periods are not restated. IFRS 16 which requires lessees to recognize assets and liabilities for most leases, with exemptions available for leases with a term that is twelve months or less, or where the underlying asset is of a low value.

Unless exempted, as noted above, upon inception of a lease, lessees will be required to recognize a right-of use (“ROU”) asset, representing the Company’s right to use the underlying asset and a lease liability representing its obligation for lease payments due to the lessor. ROU assets and the corresponding liability are initially measured at the present value of non-cancellable payments, including those made in accordance with an option period when the Company expects to exercise an option period to extend or not terminate a lease.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170 per annum for three years ending October 31, 2017, with an 18-month renewal period available. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212 per annum until October 31, 2019 with an 18-month renewal period available. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306 per annum until the end of the term of the lease.

The impact of the adoption of IFRS 16 on the Company’s statement of financial position at January 1, 2019 is as follows:

	December 31, 2018	Impact of transition to IFRS 16	January 1, 2019
Assets
Property and equipment	$316	$677	$993

Current liabilities
Lease obligation	$-	$300	$300

Non-current liabilities
Lease obligation	$-	$377	$377
	$316	$-	$316

The impact of the adoption of the Company’s operating lease commitments to the lease obligations recognized as a result of the adoption of IFRS 16 is as follows:

Operating lease commitments, including renewal options, as at December 31, 2018	$715
Adjustment of lease commitments to present value of lease liability	(38)
Lease obligation as at January 1, 2019	$677

8

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

4.	Accounts receivable

	June 30, 2019	December 31, 2018
Trade accounts receivable	$10,879	$9,678
Other accounts receivable	103	1,087
	$10,982	$10,765

As at June 30, 2019, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 98% in aggregate (Customer A – 52%, Customer B – 26%, Customer C – 20%).

As at December 31, 2018, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 91% in aggregate (Customer A – 47%, Customer B – 22%, Customer C – 22%).

5.	Inventories

	June 30, 2019	December 31, 2018
Finished product available-for-sale	$3,372	$2,937
Unfinished product and packaging materials	1,539	1,302
	$4,911	$4,239

Inventories expensed as part of cost of goods sold during the three and six months ended June 30, 2019 amounted to $1,110 and $1,965, respectively (2018 – $1,137 and $1,926).

9

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

6.	Property and equipment

Cost	Computer and office equipment	Leasehold improvements	ReDS Demonstration units	Right of use assets	Total
At December 31, 2017	$428	$156	$-	$-	$584
Additions	186	12	-	-	198
Effect of movements in exchange rates	12	-	-	-	12
Dispositions	(156)	-	-	-	(156)
At December 31, 2018	$470	$168	$-	$-	$638
Impact of adoption of IFRS 16 (Note 3)	-	-	-	677	677
Additions	33	2	134	-	169
Effect of movements in exchange rates	-	-	(3)	-	(3)
At June 30, 2019	$503	$170	$131	$677	$1,481

Accumulated amortization and impairment losses	Computer and office equipment	Leasehold improvements	ReDS Demonstration units	Right of use assets	Total
At December 31, 2017	$281	$82	$-	$-	$363
Amortization	75	28	-	-	103
Effect of movements in exchange rates	12	-	-	-	12
Dispositions	(156)	-	-	-	(156)
At December 31, 2018	$212	$110	$-	$-	$322
Amortization	55	36	15	145	251
At June 30, 2019	$267	$146	$15	$145	$573

Carrying amounts	Computer and office equipment	Leasehold improvements	ReDS Demonstration units	Right of use assets	Total
At December 31, 2018	$258	$58	$-	$-	$316
At June 30, 2019	$236	$24	$116	$532	$908

10

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

7.	Intangible assets

Cost	Licenses	Patents	Trademarks	Customer list	Total
At December 31, 2017	$1,756	$14,239	$4,014	$708	$20,717
Effect of movements in exchange rates	154	1,245	351	62	1,812
At December 31, 2018	$1,910	$15,484	$4,365	$770	$22,529
Additions (note 9)	7,038	-	-	-	7,038
Effect of movements in exchange rates	(216)	(630)	(178)	(31)	(1,055)
At June 30, 2019	$8,732	$14,854	$4,187	$739	$28,512

Accumulated amortization and impairment losses	Licenses	Patents	Trademarks	Customer list	Total
At December 31, 2017	$-	$14,239	$4,014	$708	$18,961
Amortization	196	-	-	-	196
Effect of movements in exchange rates	9	1,245	351	62	1,667
At December 31, 2018	$205	$15,484	$4,365	$770	$20,824
Amortization	426	-	-	-	426
Effect of movements in exchange rates	(16)	(630)	(178)	(31)	(855)
At June 30, 2019	$615	$14,854	$4,187	$739	$20,395

Carrying amounts	Licenses	Patents	Trademarks	Customer list	Total
At December 31, 2018	$1,705	$-	$-	$-	$1,705
At June 30, 2019	$8,117	$-	$-	$-	$8,117

The Company has considered indicators of impairment as at June 30, 2019 and December 31, 2018. The Company did not record any write-down of intangible assets during the three and six months ended June 30, 2019 or 2018. As at June 30, 2019, intangible assets pertaining to AGGRASTAT® intangible were fully amortized.

For the three and six months ended June 30, 2019, amortization on the licenses totaling $243 and $426 (2018 – $65 and $65) is recorded within cost of goods sold.

11

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

8.	Holdback receivable

The holdback receivable of US$10 million, originated on October 2, 2017 as a part of the sale of the Apicore business (“Apicore Sale Transaction”). The holdback receivable was initially recorded at its fair value of $11,941 and subsequently measured at FVTPL. This resulted in a carrying value as at June 30, 2019 of $11,425 (December 31, 2018 – $11,909). The other long-term liability, totaling $1,152 (December 31, 2018 - $1,201), is payable to the former President and Chief Executive Officer of Apicore upon receipt of the holdback receivable.

On February 13, 2019, the Company received notice from the buyer in the Apicore Sale Transaction of potential claims against the holdback receivable in respect of representations and warranties under the Apicore Sale Transaction, with the maximum exposure of the claims being the total holdback receivable. The notice did not contain sufficiently detailed information to enable the Company to assess the merits of the claims. The Company is proceeding diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback receivable released.

In consideration of the uncertainty associated with the potential claims asserted by the buyer, the Company reduced the carrying value of the holdback receivable by $1,473 on the statement of financial position as at December 31, 2018. The buyer did not make the required payments on the holdback receivable in February and April 2019.

9.	Investment in Sensible Medical

On January 24, 2019, the Company acquired a 9.36% equity interest (7.71% on a fully-diluted basis) in Sensible Medical Innovations Ltd. (“Sensible”), and concurrently entered into an exclusive marketing and distribution agreement with Sensible to Market ReDS in the United States. The Company acquired the rights for US$10,000 (CDN$13,351) plus US$68 (CDN$91) in directly attributable costs.

On completion of the transaction, the Company recorded the initial fair value assigned to the investment in Sensible Medical at $6,337 with the remainder attributed to the rights associated with the distribution agreement accounted for within intangible assets and ReDS demonstration units which are recorded within property and equipment, $7,038 was recorded within intangible assets relating to the license acquired through the exclusive marketing and distribution agreement and $67 was recorded within property and equipment pertaining to ReDS demonstration devices acquired as part of the agreement.

The Company has made an irrevocable election at initial recognition to recognize changes in the fair value of the investment in Sensible Medial through other comprehensive income (loss), as this is a strategic investment, and the Company considers this classification to be more relevant. As noted above, the initial fair value assigned to the investment upon initial recognition was $6,337. During the three and six months ended June 30, 2019, the Company recorded other comprehensive loss of $360 and $244, respectively associated with the change in fair value of the investment in Sensible Medical. This resulted in a carrying value as at June 30, 2019 of $6,099.

The license is being amortized over the term of the license agreement which is equal to ten years. During the three and six months ended June 30, 2019, amortization of $176 and $293, respectively was recorded within cost of goods sold.

12

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

10.	Royalty obligation

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred, estimated to be $902, and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at June 30, 2019 of $2,988 (December 31, 2018 – $3,531) of which $1,263 (December 31, 2018 – $1,496) represents the current portion of the royalty obligation. The net change in the royalty obligation for the three and six months ended June 30, 2019 of $100 and $199, respectively (2018 – $229 and $453) is recorded within finance (income) expense, net on the condensed consolidated interim statements of net income and comprehensive income. Royalties for the three and six months ended June 30, 2019 totaled $361 and $623, respectively (2018 – $310 and $643) with payments made during the three and six months ended June 30, 2019 of $378 and $840, respectively (2018 – $321 and $713).

11.	Capital Stock

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2017	15,782,327	$125,734
Shares issued upon exercise of stock options (12(c))	206,885	654
Shares repurchased and cancelled under a normal course issuer bid(*)	(441,400)	(3,501)
Balance, December 31, 2018	15,547,812	$122,887
Shares issued upon exercise of stock options (12(c))	8,001	37
Shares repurchased and cancelled under a normal course issuer bid(*)	(634,900)	(5,027)
Balance, shares outstanding June 30, 2019	14,920,913	$117,897

13

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

11.	Capital Stock (continued)

(b)	Shares issued and outstanding (continued)

(*) On May 16, 2018, the Company announced that the TSX-V accepted the Company's notice of its intention to make a normal course issuer bid (the "2018 NCIB"). Under the terms of the 2018 NCIB, the Company could have acquired up to an aggregate of 794,088 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2018 NCIB was in place. The 2018 NCIB commenced on May 28, 2018 and ended on May 27, 2019. During the twelve months of the 2018 NCIB, the Company purchased and cancelled 771,900 common shares for a total cost of $5,085. The prices that the Company paid for the common shares purchased was the market price of the shares at the time of purchase.

On May 30, 2019, the Company announced that the TSX-V accepted the Company's notice of intention to make an additional normal course issuer bid (the "2019 NCIB"). Under the terms of the 2019 NCIB, the Company may acquire up to an aggregate of 761,141 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2019 NCIB is in place. The 2019 NCIB commenced on May 30, 2019 and will end on May 29, 2020, or on such earlier date as the Company may complete its maximum purchases allowed under the 2019 NCIB. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

During the three and six months ended June 30, 2019, the Company repurchased and cancelled 142,900 and 492,000, common shares, respectively. The aggregate price paid for these common shares totaled $2,742 and $3,592 respectively. As a result of the 2018 NCIB and 2019 NCIB, during the three and six months ended June 30, 2019 the Company recorded $1,206 and $1,438 respectively directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $3,899 and $5,030 respectively.

Subsequent to June 30, 2019, the Company repurchased and cancelled an additional 50,000 common shares for an aggregate cost of $247.

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.

Changes in the number of options outstanding during the six months ended June 30, 2019 and 2018 is as follows:

Six months ended June 30	2019		2018
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,394,642	$3.91	1,602,127	$3.58
Granted	262,000	4.95	200,000	7.25
Exercised	(8,001)	2.45	(155,266)	(1.65)
Forfeited, cancelled or expired	(99,483)	6.94	(44,500)	(6.08)
Balance, end of period	1,549,158	$3.90	1,602,361	$4.16
Options exercisable, end of period	1,118,308	$3.04	1,079,361	$2.66

14

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

11.	Capital Stock (continued)

(c)	Stock option plan (continued)

Options outstanding at June 30, 2019 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	3.86 years	$0.30	185,000
$1.01 - $3.00	546,933	2.85 years	$1.59	546,933
$3.01 - $5.00	291,000	4.63 years	$4.85	81,400
$5.01 - $7.30	526,225	3.28 years	$7.04	304,975
$0.30 - $7.30	1,549,158	3.45 years	$3.90	1,118,308

Compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the three and six months ended June 30, 2019 is $50 and $172, respectively (2018 – $258 and $675). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

Subsequent to June 30, 2019, 28,150 stock options, 8,250 at an exercise price of $6.16 per common share and 19,900 at an exercise price of $7.20 per common share expired without exercise.

The compensation expense for the six months ended June 30, 2019 and 2018 determined based on the fair value of the options at the date of measurement using the following assumptions in the Black-Scholes option pricing model:

Six months ended June 30	2019	2018
Expected option life	4.4 years	4.4 years
Risk free interest rate	1.40%	1.92%-2.04%
Dividend yield	Nil	Nil
Expect volatility	47.10%	85.14%-93.72%

15

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

11.	Capital Stock (continued)

(d)	Warrants

On November 17, 2016 in connection with a term loan entered into to fund an acquisition, the Company issued 900,000 warrants to the lenders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,066 net of its pro-rata share of financing costs of $117 and were recorded in equity with a corresponding balance recorded as deferred financing costs which as netted against the associated long-term debt which has since been repaid in full.

Changes in the number of Canadian dollar denominated warrants outstanding during the six months ended June 30, 2019 and 2018 are as follows:

Six months ended June 30	2019		2018
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	900,000	$6.50	900,000	$6.50
Balance, end of period	900,000	$6.50	900,000	$6.50
Warrants exercisable, end of period	900,000	$6.50	900,000	$6.50

(e)	Per share amounts

The following table reflects the income and share data used in the denominator of the basic and diluted (loss) earnings per share computations for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Weighted average shares outstanding for basic earnings per share	15,323,053	15,877,773	15,418,460	15,863,893
Effects of dilution from:
Stock options	-	937,611	-,	937,611
Warrants	-	900,000	-	900,000
Weighted average shares outstanding for diluted earnings per share	15,323,053	17,715,384	15,418,460	17,701,504

Effects of dilution from 1,549,158 stock options and 900,000 warrants were excluded in the calculation of weighted average shares outstanding for diluted loss per share for the three and six months ended June 30, 2019 as they are anti-dilutive. Effects of dilution of 664,750 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings per share for the three and six months ended June 30, 2018 as their exercise prices exceeded the Company’s share price on the TSX-V at June 30, 2018.

16

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

12.	Commitments and contingencies

(a)	Commitments

As at June 30, 2019, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2019 - remaining	$354
2020	792
2021	959
2022	978
2023	196
Thereafter	196
$3,475

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$199 annually (based on current pricing) until 2022 and between €400 and €525 annually (based on current pricing) until 2022.

Effective January 1, 2019, the Company renewed its business and administration services agreement with GVI under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which has been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100, with an additional U.S.$400 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® described in note 12(d) and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

On December 14, 2017 the Company acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company has entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these condensed consolidated interim financial statements with respect to these indemnification obligations.

17

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

12.	Commitments and contingencies (continued)

(c)	Royalties

As a part of the Birmingham debt settlement described in note 10, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the three and six months ended June 30, 2019 totaled $361 and $623, respectively (2018 – $310 and $643) with payments made during the three and six months ended June 30, 2019 of $378 and $840, respectively (2018 – $321 and $713).

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the dispute between the licensor and the third-party manufacturer continues.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay €300 over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the condensed consolidated interim statements of net income (loss) and comprehensive income (loss) pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its aNDA for SNP, a generic intravenous cardiovascular product and the Company intends to launch the product commercially in 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

18

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

13.	Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer and Chief Financial Officer are key management personnel for all periods. The Vice-President, Commercial Operations was hired effective January 8, 2018 and is included in key management personnel from the effective date of his hire until June 30, 2019.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Salaries, fees and short-term benefits	$223	$187	$393	$353
Share-based payments	(45)	134	48	435
	$178	$321	$441	$788

(b)	Transactions with related parties

Directors and key management personnel control 17% of the voting shares of the Company as at June 30, 2019 (December 31, 2018 – 17%).

During the three and six months ended June 30, 2019 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $22 and $43, respectively (2018 – $22 and $43) for business administration services, $77, and $153, respectively (2018 – $53 and $106) in rental costs and $12 and $24, respectively (2018 – $12 and $24) for commercial and information technology support services. The business administration services are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the three and six months ended June 30, 2019, the Company paid GVI CDS $11 and $262, respectively (2018 – $240 and $433) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer. During the three and six months ended June 30, 2019, the Company paid CanAm $62 and $118, respectively (2018 – $75 and $186) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at June 30, 2019, included in accounts payable and accrued liabilities is $86 (December 31, 2018 – $17) payable to GVI, $nil (December 31, 2018 – $134) payable to GVI CDS, and $82 (December 31, 2018 – $40) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, increasing to $315 annually, effective January 1, 2017 and increasing to $331 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

19

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

13.	Related party transactions (continued)

(b)	Transactions with related parties (continued)

Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer of the Company, for a one-year term, at a rate of $155 annually. The agreement could have been terminated by either party, at any time, upon 30 days written notice. Any amounts payable to JFK Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

14.	Segmented information

Revenue generated from external customers from the marketing and distribution of commercial products for the three and six months ended June 30, 2019, and 2018 was 100% from sales to customers in the United States.

During the six months ended June 30, 2019, 100% of total revenue was generated from eight customers. Customer A accounted for 39%, Customer B accounted for 29%, Customer C accounted for 26% and Customer D accounted for 6% and the remaining four customers accounted for less than 1% of revenue.

During the six months ended June 30, 2018, 100% of total revenue was generated from six customers. Customer A accounted for 37%, Customer B accounted for 34%, Customer C accounted for 23% and Customer D accounted for 6% and the remaining two customers accounted for less than 1% of revenue.

Property and equipment and intangible assets are located in the following countries:

	June 30, 2019	December 31, 2018
Canada	$791	$316
United States	6,728	-
Barbados	1,505	1,705
	$9,024	$2,021

20